Exhibit 5.2

August 2, 2024

Illinois Tool Works Inc.

155 Harlem Avenue

Glenview, IL 60025

Ladies and Gentlemen:

I have acted as counsel for Illinois Tool Works Inc. (the “Registrant”) in connection with the registration under the Securities Act of 1933, as amended, of 10,000,000 shares (the “Shares”) of the Registrant’s common stock, par value $0.01 per shares, on this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (the “Post-Effective Amendment No. 1”) to be filed with the Securities and Exchange Commission. The Shares may be issued or delivered and sold in connection with the Illinois Tool Works Inc. 2015 Long-Term Incentive Plan (the “2015 Plan”) and the Illinois Tool Works Inc. 2024 Long-Term Incentive Plan (the “2024 Plan”).

As Chief Governance Counsel and Assistant Secretary of the Registrant, I am familiar with the actions taken by the Registrant to authorize the registration of the Shares. I also participated in the preparation of this Post-Effective Amendment No. 1 and have examined such other documents and legal authorities as I have deemed relevant for purposes of this opinion.

Based upon the foregoing, I am of the opinion that the Shares, when issued or delivered and sold in accordance with the terms of the 2015 Plan or the 2024 Plan, as applicable, will be duly authorized, validly issued and fully paid and nonassessable.

I consent to the reference to my name under Item 5 in this Post-Effective Amendment No. 1 and to the filing of this opinion as an exhibit to this Post-Effective Amendment No. 1.

Very truly yours,

/s/ Irene E. Song
Irene E. Song